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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino

Jan Woo

Re:	Semantix, Inc.
Registration Statement on Form F-1
Filed August 24, 2022
File No. 333-267040

Dear Ladies and Gentlemen:

On behalf of our client, Semantix, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 20, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

U.S. Securities and Exchange Commission

October 11, 2022

Registration Statement on Form F-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and page 62 of the Amended Registration Statement.

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 5, 10, 16, 17, 36, 85 and 142 of the Amended Registration Statement.

3.

We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 4, 62 and 168 of the Amended Registration Statement.

Risk Factors, page 10

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

October 11, 2022

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 129

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Amended Registration Statement.

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, private placement investors, and PIPE investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, private placement investors and PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 4, 62, 63 and 168 of the Amended Registration Statement.

7.

We note that the majority of shares being offered for resale are held by four selling shareholders: DDT Investments Ltd., ETZ Chaim Investments Ltd., Fundo de Investimento em Participações Multiestratégia Inovabra I – Investimento no Exteriora and Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that these selling shareholders will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 62 and 168 of the Amended Registration Statement.

8.

It appears that you are attempting to simultaneously register the primary issuance and the resale of the same 7,000,000 ordinary shares issuable upon the exercise of 7,000,000 outstanding private placement warrants. Please advise and discuss the legal basis for your conclusion that you are able to register both the primary issuance and resale of these shares simultaneously.

U.S. Securities and Exchange Commission

October 11, 2022

Response: The Securities Act transactions associated with the outstanding Private Warrants, and covered by this registration statement, are three-fold. First, the Company is registering the secondary resale by certain identified selling security holders of the 7,000,000 Private Warrants. Second, the Company is registering the sale of the 7,000,000 Ordinary Shares issuable upon exercise of the same number of Private Warrants. Third, the Company is registering the secondary resale by certain identified selling security holders of the 7,000,000 Ordinary Shares issuable upon the previously described exercise of the Private Warrants.

The Company is including the resale transactions identified above because the 7,000,000 Private Warrants are currently held exclusively by the Sponsor and certain of the Sponsor’s affiliates (the “Sponsor Affiliates”), each of whom may be deemed affiliates as defined by Securities Act Rule 144(a)(1). In the hands of the Sponsor Affiliates, the 7,000,000 Private Warrants and the 7,000,000 Ordinary Shares that would be issuable upon exercise would be deemed so-called control securities. Because of the temporary unavailability of the resale safe harbor under Rule 144 (via operation of Rule 144(i)), the Company is registering the resale by the Sponsor Affiliates of the 7,000,000 Private Warrants and the 7,000,000 Ordinary Shares that may be issuable upon exercise.

The Company also is registering the primary sale of the 7,000,000 Ordinary Shares issuable upon exercise of the same number of Private Warrants. The Company is contractually obligated to register these issuances under the A&R Registration Rights Agreement, which entitles the Sponsor Affiliates to registration of any securities issuable upon the exercise of any other security of the Company, including those issuable upon exercise of the Private Warrants. Additionally, the Company believes that under these circumstances registration of the primary issuance of the Ordinary Shares underlying the Private Warrants is not inconsistent with Securities Act Sections 2(a)(3) and 5.

U.S. Securities and Exchange Commission

October 11, 2022

Please do not hesitate to contact me at +55.11.3708-1848 or filipe.areno@skadden.com should you require further information.

Very truly yours,

/s/ Filipe B. Areno
Filipe B. Areno
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Semantix, Inc.
Leonardo dos Santos Poça D’Agua
Chief Executive Officer